USHG Acquisition Corp.

853 Broadway, 17th Floor

New York, New York 10003

February 22, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	USHG Acquisition Corp.
Form S-1/A
Filed February 12, 2021
File No. 333-252802

Ladies and Gentlemen:

This letter sets forth the response of USHG Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 22, 2021 (the “Comment Letter”) with respect to the Company’s Form S-1 filed with the Commission on February 12, 2021 (the “S-1”).

Concurrently with the submission of this letter, we are filing an amendment to the S-1 (the “S-1/A No. 2”).

For your convenience, we have reproduced the comment from the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the response refer to the S-1/A No. 2. Capitalized terms used but not defined herein have the meanings given to such terms in the S-1/A No. 2.

Amendment No. 1 to Form S-1

General

1.

We note your statement on page 82 that the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, in reviewing section 9.3 of the warrant agreement, we were not able to locate this provision. Please revise your disclosure as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 4.4, Section 9.03 to add the provision referenced in the Staff’s comment to the form of warrant agreement. Please see page 21 of Exhibit 4.4 for the relevant revision.

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Securities and Exchange Commission

February 22, 2021

Please direct any questions or comments regarding this correspondence to our counsel, Gregory P. Rodgers of Latham & Watkins LLP, at (212) 906-2918 or Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

USHG Acquisition Corp.

By:	/s/ Adam D. Sokoloff
Name:	Adam D. Sokoloff
Title:	Chief Executive Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP
Howard A. Sobel, Latham & Watkins LLP
Gregory P. Rodgers, Latham & Watkins LLP